FORM 51-102F3
MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

ITEM 1:

NAME AND ADDRESS OF COMPANY

Points International Ltd. ("Points")
179 John Street, 8th Floor,
Toronto, Ontario M5T 1X4

ITEM 2:

DATE OF MATERIAL CHANGE

August 12, 2009

ITEM 3:

NEWS RELEASE

A news release with respect to the material change referred to in this report was issued through Canada News Wire on August 12, 2009 and filed on the system for electronic documents analysis and retrieval (SEDAR) on August 12, 2009.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

On August 12, 2009, Points agreed to a restructured relationship with Delta Air Lines in conjunction with the planned Delta SkyMiles® and Northwest Worldperks® unification into a single frequent flier program. Commencing on or about October 1, 2009, Delta has elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs currently being operated by Points.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

On August 12, 2009, Points agreed to a restructured relationship with Delta Air Lines in conjunction with the planned Delta SkyMiles® and Northwest Worldperks® unification into a single frequent flier program. Commencing on or about October 1, 2009 (the "transition date"), Delta has elected to leverage existing internal capabilities to provide the retail mileage sale and transfer programs currently being operated by Points. Points will cease to provide these programs as of the transition date.

In the first quarter of 2010, Points expects to re-launch its retail mileage sale and transfer of SkyMiles services through a new distribution channel of sites not controlled by Delta and including the Company’s consumer portal www.points.com. This will offer Delta members increased access to these services and is a growing strategic focus of the Company. Points will continue to operate a number of other services for Delta, including the corporate mileage wholesaling platform, auction service, pooling service, magazine and newspaper subscription service, as well as Points’ AirIncentives™ and offerings on the Points.com portal. The terms of the restructured relationship run to December 31, 2010.

On an annualized basis, the Delta retail mileage sale and transfer programs represented approximately 60% of Points’ revenues for the year ended December 31, 2008 (2007 – approximately 40%). For both the three and six month periods ended June 30, 2009, these programs represented approximately 60% (2008 – approximately 60% for the three and six month periods ended June 30, 2008) of the Corporation’s revenue. In addition, as at June 30, 2009, these programs represented approximately 30% of cash and cash equivalents (December 31, 2008 – approximately 30%) and approximately 30% of amounts payable to loyalty program partners (December 31, 2008 – approximately 30%).

Direct costs associated with the Delta retail mileage sale and transfer programs are included in general and administrative expenses. Approximately 60% of Points’ total general and administrative expenses were related to these programs for 2008 and for the three and six months ended June 30, 2009. More specifically, these costs were part of the direct cost of principal revenue and processing fees and related charges lines of Points’ statement of operations and deficit for those periods.

The terms of the restructured relationship provide for a series of payments over the fourth quarter of 2009 that will allow Points to maintain expected 2009 earnings associated with the repatriated programs.

ITEM 6:

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

For further information, please contact Anthony Lam, Chief Financial Officer of Points at (416) 596-6382.

ITEM 9:

DATE OF REPORT

This report is dated the 13th day of August, 2009.

By:	(signed) Marc Shewchun
Marc Shewchun
Vice President and General Counsel